UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2019

Commission File Number: 001-35492

LightInTheBox Holding Co., Ltd.

Tower 2, Area D, Diantong Square

No. 7 Jiuxianqiao North Road

Chaoyang District, Beijing 100015

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F             ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes             ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-212007) OF LIGHTINTHEBOX HOLDING CO., LTD. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

TABLE OF CONTENTS

Exhibit 99.1 — Appointment of a Director

Exhibits

Exhibit 99.1	Appointment of a Director

The board of directors (the “Board”) of LightInTheBox Holding Co., Ltd. (the “Company”) is pleased to announce that Dr. Wang Hanhua was appointed to fulfill a vacancy on the Board as an independent director, and in connection therewith, appoint Dr. Wang to the Audit Committee of the Board.

Dr. Wang has over 20 years of corporate experience managing teams in various sectors of e-commerce, telecommunication, IoT and smart home solutions. Dr. Wang Hanhua was the former president of Amazon China between 2005 and 2012. During such period, he oversaw the operation and financial condition of the company, including, among others, regularly reviewing accountant reports and discussing financial matters with other management. Prior to that, Dr. Wang was vice president of the Asia Pacific region at Motorola and general manager for its China Mobile business unit. He also served as an independent director on the board of Haier Electronics, a listed company on the Hong Kong Stock Exchange.

Dr. Wang has Bachelor degree in Psychology and Master degree in Education Psychology from East China Normal University in China, and PH.D. degree in Education Psychology University of Nebraska-Lincoln in the United States.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LightInTheBox Holding Co., Ltd.

	By:	/s/ Jian HE
	Name:	Jian HE
	Title:	Chief Executive Officer

Date: August 8, 2019